SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of April


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____  Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated
                April 22, 2004 announcing results for the first
                                quarter of 2004.

 Van der Moolen: Net Income of EUR 4.3m in the First Quarter of 2004

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--April 22, 2004--Van der Moolen (NYSE:VDM)(AEX:VDMN) reports EUR 4.3 million net income from ordinary activities before exceptional NYSE/SEC provision of net EUR
1.6 million for the first quarter of 2004. Compared to the fourth quarter 2003:

    --  Organic revenue growth 15%, including 11% at VDM Specialists

    --  Improved underlying operating performance

    --  Solvency rose from 27% at year-end to 36% on March 31, 2004

    --  Significant repayment on credit facilities. As of today EUR
        24.1 million is drawn under facilities (December 31, 2003: EUR
        36.3 million)

    Van der Moolen announces that it earned net income from ordinary activities of EUR 4.3 million in the first quarter of 2004, before an exceptional NYSE/SEC provision. Net income, which includes a charge of EUR 1.6 million after minority interest to fund the remainder of the provision for settlement with the NYSE and SEC that was not provided for in our December 31, 2003 accounts, was EUR 2.7 million, or EUR
0.05 per common share. An amount of approximately EUR 1.8 million for professional fees is included in the first quarter results relating to the NYSE/SEC investigation.
    Net income from ordinary activities - excluding impairment of fixed assets taken in the fourth quarter of 2003 and exceptional provisioning for the NYSE/SEC settlement in both the fourth quarter of 2003 and the first quarter of 2004 - declined by 22%, from EUR 5.5 million in the fourth quarter of 2003 to EUR 4.3 million. Net income from ordinary activities before the exceptional NYSE/SEC provision was 46% below the EUR 7.9 million achieved in the first quarter of 2003.
    Van der Moolen was able to close all (100%) of its 64 trading days in the first quarter with a trading profit. Our NYSE participation rate was 25.3%, compared to 26.0% in the fourth quarter of 2003 and 31.7% in the first quarter last year. Our realization rates were 3.0,
3.0 and 4.2 basis points, respectively.
    F.M.J. (Fred) Boettcher, CEO of Van der Moolen, commented, "A lot of factors affect our first quarter report. The effects of recent sales or closures of business units, provisioning for the remainder of the NYSE/SEC settlement, higher professional fees, the resumption of normal bonus accruals all complicate the picture. Stripping these out, we witnessed a moderate improvement in underlying operating performance compared to the fourth quarter of 2003. Although these results are by no means as healthy as we would like, we think we have made a positive start to 2004. Furthermore we improved our financial condition, with our solvency rising to 36% on March 31, 2004."

Key Figures
------------------------------------------------------------- --------
Euros millions                                                  1st
                                                               quarter
                                                                2004

------------------------------------------------------------- --------
Revenues                                                         35.9
------------------------------------------------------------- --------
Operating income                                                  8.3
------------------------------------------------------------- --------
Net income from ordinary activities before impairment charges and before exceptional expense relating to provision
 NYSE/SEC                                                         4.3
------------------------------------------------------------- --------
Impairment charges after tax                                        -
------------------------------------------------------------- --------
Exceptional expense relating to provision NYSE/SEC after tax     (1.6)
------------------------------------------------------------- --------
Net income from ordinary activities                               2.7
------------------------------------------------------------- --------
Guarantee capital                                               392.5
------------------------------------------------------------- --------
Per common share data (Euros x 1)
------------------------------------------------------------- --------
Net income from ordinary activities before impairment charges and before exceptional expense relating to provision
 NYSE/SEC                                                        0.10
------------------------------------------------------------- --------
Net income from ordinary activities                              0.05
------------------------------------------------------------- --------
Cash earnings                                                    0.17
------------------------------------------------------------- --------



Key Figures
--------------------------------------------- ------ ---- ------ -----
Euros millions                                1st quarter 4th quarter
                                                2003 a)       2003

--------------------------------------------- ------ ---- ------ -----
Revenues                                       48.4  -26%  35.5     1%
--------------------------------------------- ------ ---- ------ -----
Operating income                               12.9  -36% (78.6) -111%
--------------------------------------------- ------ ---- ------ -----
Net income from ordinary activities before
 impairment charges and before exceptional
 expense relating to provision NYSE/SEC         7.9  -46%   5.5   -22%
--------------------------------------------- ------ ---- ------ -----
Impairment charges after tax                      -       (19.9)
--------------------------------------------- ------ ---- ------ -----
Exceptional expense relating to provision
 NYSE/SEC after tax                               -       (21.8)
--------------------------------------------- ------ ---- ------ -----
Net income from ordinary activities             7.9  -66% (36.2) -107%
--------------------------------------------- ------ ---- ------ -----
Guarantee capital                             548.2  -28% 386.2     2%
--------------------------------------------- ------ ---- ------ -----
Per common share data (Euros x 1)
--------------------------------------------- ------ ---- ------ -----
Net income from ordinary activities before
 impairment charges and before exceptional
 expense relating to provision NYSE/SEC        0.19  -49%  0.21   -53%
--------------------------------------------- ------ ---- ------ -----
Net income from ordinary activities            0.19  -72% (0.91) -106%
--------------------------------------------- ------ ---- ------ -----
Cash earnings                                  0.28  -40%  0.57   -71%
--------------------------------------------- ------ ---- ------ -----
a) adjusted for purposes of comparison


    Results for the first quarter of 2004

    First quarter 2004 turnover on all of the equity exchanges where we are active rose strongly. Calendar effects and the usual seasonal pattern account for some of this improvement, but a return of fundamentally-driven investment interest played a role.

Change in Turnover on Equity Exchanges where Van der Moolen is Active
----------------------------------------------------------------------
                 Q1     Q1                            Q1 2004 Q1 2004
                 2004   2004                           vs. Q1  vs. Q4
                 vs.    vs.                             2003    2003
                  Q1     Q4
                 2003   2003
--------------- ------ ------ ----------------------- ------- --------
Borsa Italiana   18.8%  16.6% London Stock Exchange     34.6%    24.3%
Deutsche Boerse  33.2%  22.3% New York Stock Exchange   36.7%    16.7%
Euronext         37.2%  27.5% SWX Swiss Exchanges       41.6%    53.8%
--------------- ------ ------ ----------------------- ------- --------
local currencies; source: individual exchanges
----------------------------------------------------------------------


    Volatility showed a less consistent picture: it improved sharply from a very depressed fourth quarter in the U.S., but continued to decline in most European markets, although it captured back some of that decline in the last weeks of March. In both cases, it was below first quarter 2003 levels:

               Change in Average Intraday Price Ranges
----------------------------------------------------------------------
                                                          Q1     Q1
                                                          2004   2004
                                                          vs.    vs.
                                                           Q1     Q4
                                                          2003   2003
-------------------------------------------------------- ------ ------
AEX Index (Netherlands)                                  -54.2%  -1.0%
CAC 40 Index (France)                                    -48.8%  -7.2%
DAX Index (Germany)                                      -47.4% -15.3%
FTSE 100 Index (U.K.)                                    -51.8%  -0.5%
MIB Index (Italy)                                        -52.6%  +0.1%
NYSE Composite Index (U.S.)                              -25.3% +25.9%
Swiss Market Index                                       -46.4%  +3.5%
-------------------------------------------------------- ------ ------
source: Bloomberg
----------------------------------------------------------------------


    At EUR 35.9 million, our reported revenues in the first quarter were 1% higher than in the fourth quarter of 2003 and 26% below those earned in the first quarter of 2003. The factors that determined these comparisons were as follows:

              Influences on Q1 2004 Revenue Development
----------------------------------------------------------------------
                                                     Q1 2004 Q1 2004
(millions of euros)                                   vs. Q1  vs. Q4
                                                       2003     2003
---------------------------------------------------- ------- ---------
Organic change in revenues                              -11%      +15%
Translation effect on U.S. dollar revenues              -10%      - 4%
Change in currency results (mainly currency options)      -       - 4%
Discontinued operations (including VDM Bonds)           - 5%      - 6%
---------------------------------------------------- ------- ---------
Net change in revenues                                  -26%      + 1%
---------------------------------------------------- ------- ---------


    On a like-for-like basis, first quarter revenues increased by 15% compared with the fourth quarter of 2003. All continuing activities other than our option unit contributed to this increase, but most notably VDM Specialists (+11% in dollar terms) and our Cologne-based unit (+79%). Compared with the first quarter of 2003, the organic decline in revenues was 11%.
    Transaction costs declined by 10% compared to the preceding quarter, and 17% compared with the first quarter of 2003. These decreases were largely the result of the sale or closure of activities and currency effects. They were partially offset by higher charges from Euronext and Deutsche Boerse due to higher level of trading activity
    Total operating expenses (excluding the NYSE/SEC provision) in the first quarter of 2004 were 32% less than in the first quarter of 2003, as a result of lower bonus expenses, the effect of discontinued operations, the depreciation of the US dollar and the effects of cost containment measures, partially offset by professional fees relating to the NYSE/SEC investigation. Compared to the fourth quarter of 2003, operating expenses (excluding impairment charges and the NYSE/SEC provision) increased by 14%, primarily caused by an increase of bonus expenses and professional fees, only partially compensated by the effect of discontinued operations.
    First quarter fixed personnel expenses were 19% below fourth quarter levels and 30% below the same period in 2003. Currency effects, layoffs as a result of our cost saving program and the sale or closure of businesses were the major influences on this development.
    First quarter bonus expenses were sharply higher than in the fourth quarter, when bonus provisions that were over-accrued during 2003 were recaptured mainly as a result of the incorporation of the expenses relating to the provision for the NYSE/SEC settlement. The decrease in this item compared with the first quarter of 2003 results from the combined effect of lower accruals as a result of reduced profitability and the depreciation of the dollar.
    Seat lease expenses in the first quarter of 2004 declined significantly: 29% compared with the fourth quarter and 49% compared with the prior year's first quarter. Lower lease rates in dollar terms and the depreciation of the dollar relative to the euro mainly account for this.
    The decline of amortization charges reflected both a reduced base of intangibles available to amortize as a result of the impairment taken in the fourth quarter of 2003 as well as currency effects.
    General and administrative expenses continued to increase, largely as a result of costs associated with the NYSE/SEC investigation, although again, the effect was partly mitigated by dollar weakness.
    The charge of EUR 2.2 million to complete our provisioning for the NYSE/SEC settlement had an effect of EUR 1.6 million after minority interest.
    First quarter 2004 operating income was EUR 8.3 million, compared with a loss of EUR 78.6 million in the preceding quarter. Stripping out the effect of exceptional provisioning for the NYSE/SEC settlement on both periods, and the effect of impairment charges on the fourth quarter, the figures were EUR 10.5 million and EUR 11.8 million, respectively. The decrease is entirely explained by the
    EUR 6.5 million change in bonus accruals, resulting from the recapture of over-accruals in the fourth quarter, and a small increase in first quarter General and administrative expenses that were not fully compensated by the positive impact of discontinued operations. Operating income in the first quarter of 2003 was EUR 12.9 million.
    Compared with the first quarter of 2003, operating cost savings resulting from the effect of discontinued operations and cost containment measures amounted to EUR 6.2 million. Compared with the fourth quarter of 2003, they amounted to EUR 3.8 million.
    Taxation in the first quarter was EUR 0.7 million, representing an effective tax rate of 14%, compared with 11% and 10% in the fourth and first quarters of 2003, respectively (these rates exclude the effects of impairments and the NYSE/SEC provision).
    Minority interest was a EUR 2.1 million charge in the first quarter of 2004, compared with a EUR 17.7 million credit and a EUR 3.2 million charge in the fourth and first quarters of 2003, respectively. The decline compared to the first quarter 2003 is primarily explained by the lower pre-tax income earned by VDM Specialists. Fourth quarter minority interest is heavily influenced by the impairment and exceptional NYSE/SEC provisioning.
    Net income from ordinary activities (excluding exceptional provisioning for the NYSE/SEC settlement) in the first quarter of 2004 was EUR 4.3 million (or EUR 0.10 per common share), a 22% decrease from the fourth quarter of 2003 and a 46% decrease from the first quarter of that year.
    First quarter 2004 net income amounted to EUR 2.7 million or EUR
0.05 per common share, compared with a loss of EUR 0.91 in the fourth quarter of 2003 and a profit of EUR 0.19 in the first quarter of that year. Cash earnings per common share were EUR 0.17 in the first quarter of 2004, compared with
    EUR 0.57 and EUR 0.28 in the fourth and first quarters of 2003, respectively.

    Balance Sheet

    Our Balance Sheet has been strongly and positively affected by the sale of VDM Bonds. Although this sale closed on April 7, 2004, the terms of the sale - which involved transfer of the economic risks to the purchaser with effect January 1, 2004 - has led to the deconsolidation of VDM Bonds' financials as from January 7, 2004. The sale consideration for VDM Bonds as well as this entity's intercompany loans are carried as a receivable in our March 31, 2004 Balance Sheet, and were subsequently received in April 2004 and used to repay short-term loans. On December 31, 2003, VDM Bonds had assets of EUR
235.3 million and liabilities of EUR 221.1 million representing mainly current items.
    On March 31, 2004 our Balance Sheet total was EUR 670.3 million, a 24% decrease from December 31, 2003. The decrease is due to the sale of VDM Bonds, partially offset by an appreciation of the US dollar against the euro (3% from December 31, 2003 closing to March 31, 2004). The quarter's earnings contribution and positive currency translation effects raised Shareholders' equity from EUR 201.5 million at the end of December to EUR 209.0 million on March 31, 2004.
    Solvency, defined as Group equity divided by the Balance Sheet total, rose from 27% at the end of 2003 to 36% on March 31, 2004.
    Guarantee capital, which consists of Group equity plus the non-current portion of our subordinated indebtedness, rose from EUR
386.2 million to EUR 392.5 million during the first quarter. The quarter's income contribution, and translation effects partially offset by a movement of some subordinated debt into current items, accounted for this. As a percent of our Balance Sheet total, guarantee capital rose from 44% at the end of 2003 to 59% at the end of the first quarter of 2004, mainly as a result of the sale of VDM Bonds.
    Cash and cash equivalents amounted to EUR 271.3 million on March 31, 2004. Of this approximately EUR 20 million is unrestricted. Please note, that in determining unrestricted cash we have taken into account the reduction in relation to the NYSE/SEC settlement as required by regulation. As of March 31, 2004, the amount drawn on our credit lines was EUR 33.0 million, and the portion of our long-term indebtedness that is due for repayment during the remainder of 2004 and the first quarter 2005 was EUR 15.8 million.

    Cash flow and investment

    Cash flow from operating activities was EUR 13.9 million in the first three months of 2004. Cash flows from investing activities were a positive EUR 5.1 million relating to repayments on loans outstanding to third parties and the sale of VDM Bonds (proceeds of sale less cash balances held by VDM Bonds). Negative cash flows of EUR 10.3 million from financing activities were primarily due to repayment of short-term loans. Including the effect of currency exchange differences, net of amounts advanced by clearing organizations, cash increased by EUR 16.9 million compared to December 31, 2003.

    U.S. GAAP accounts

    Earnings calculated according to US GAAP in the first quarter of 2004 amounted to EUR 0.5 million.

    Change of hedge policy

    Van der Moolen has decided to change its policy with regard to hedging of future obligations arising from its employee stock options plan. In 2003 Van der Moolen decided to implement a policy to hedge its outstanding option rights by purchasing an equivalent amount of own shares. As of December 31, 2003 approximately 880,000 shares had been repurchased under its policy. As a result of ending the option program and the development in the stock price relative to exercise prices of options granted, it has been decided to replace this 100% hedge policy with a delta hedge. Under a delta hedge, the amount of shares held is determined by the likelihood that the underlying employee stock options will be exercised.
    As a consequence of the new delta hedge policy, Van der Moolen will be holding a variable number of VDM shares, tracking the delta of the total options outstanding on a lagging basis. Based on this policy, Van der Moolen needs to hold approximately 100,000 shares in portfolio to delta hedge the outstanding employee stock options on the basis of the current VDM stock price. Since Van der Moolen currently holds approximately 880,000 own shares, it will sell approximately 780,000 shares. Van der Moolen will determine the required number of repurchased shares on a quarterly basis.

    Subsequent events

    As a result of completing the sale of VDM Bonds on April 7, 2004, Van der Moolen further decreased its outstanding debt drawn under its credit facility "A" by $ 16.7 million. Taking into account the monthly repayment due in April, the current draw on the facility amounts to $
18.6 million. In order to finance its 75% share of the recapitalization of VDM Specialists, Van der Moolen has drawn $ 9 million under facility "B". Facility "B" matures on June 1, 2005.
    For more information about Van der Moolen, please visit www.vandermoolen.com.
    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

--------------------------------------------------- ----- ------- ----
(amounts  in millions of Euros, except per share       Q1      Q1    %
 data)                                              2004  2003 a)
--------------------------------------------------- ----- ------- ----
Revenues                                            35.9    48.4  -26%
Transaction costs                                    6.3     7.6  -17%
Net revenues                                        29.6    40.8  -27%
Fixed personnel expenses                             8.2    11.7
Bonus expenses                                       1.7     3.8
Seat leases                                          2.2     4.3
Information and communication expenses               0.8     1.3
Depreciation                                         0.5     0.7
Amortization of intangible fixed assets              0.8     1.5
Impairment fixed assets                                -       -
Exceptional expense relating to provision NYSE/SEC   2.2       -
General and administrative expenses                  4.9     4.6
Total operating expenses                            21.3    27.9  -24%
Operating income                                     8.3    12.9  -36%
Net interest income (expense)                       (2.8)   (2.8)
Gain on disposal of financial fixed assets             -     1.9

Income from ordinary activities before tax           5.5    12.0  -54%
Taxation                                             0.7     0.9
Group income after taxation                          4.8    11.1  -57%
Minority interest                                    2.1     3.2
Net income (loss)                                    2.7     7.9  -66%

Net income (loss) from ordinary
 activities before impairment charges
 and before exceptional expense relating
 to provision NYSE/SEC                          4.3         7.9  -46%
Impairment charges after tax                      -           -
Exceptional expense relating to
 provision NYSE/SEC after tax                  (1.6)          -
Net income (loss) from ordinary
 activities                                     2.7         7.9  -66%
Dividends on financing preferred shares         0.7         0.7
Net income (loss) from ordinary
 activities attributable to holders of
 common shares                                  2.0         7.2  -72%
Cash earnings attributable to holders of
 common shares                                  6.2        10.6  -42%
Average number of common shares
 outstanding                             37,537,100  38,225,334   -2%
Diluted average number of common shares
 outstanding                             37,537,100  38,225,334   -2%
Per share data:
Net income (loss) from ordinary
 activities before impairment charges
 and before exceptional expense relating
 to provision NYSE/SEC per common share        0.10        0.19  -49%
Diluted net income (loss) from ordinary
 activities before impairment charges
 and before exceptional expense relating
 to provision NYSE/SEC per common share        0.10        0.19  -49%
Net income (loss) from ordinary
 activities per common share                   0.05        0.19  -72%
Diluted net income (loss) from ordinary
 activities per common share                   0.05        0.19  -72%
Cash earnings per share (Cash EPS)             0.17        0.28  -40%
Diluted Cash EPS                               0.17        0.28  -40%
---------------------------------------- ----------- ----------- ----
a) adjusted for purposes of comparison
---------------------------------------- ----------- ----------- ----


                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

--------------------------------------------------------- ------ -----
(amounts  in millions of Euros, except per share data)        Q4     %
                                                           2003
--------------------------------------------------------- ------ -----
Revenues                                                   35.5     1%
Transaction costs                                           7.0   -10%
Net revenues                                               28.5     4%
Fixed personnel expenses                                   10.1
Bonus expenses                                             (4.8)
Seat leases                                                 3.1
Information and communication expenses                      1.2
Depreciation                                                1.3
Amortization of intangible fixed assets                     1.3
Impairment fixed assets                                    46.9
Exceptional expense relating to provision NYSE/SEC         43.5
General and administrative expenses                         4.5
Total operating expenses                                  107.1   -80%
Operating income                                          (78.6) -111%
Net interest income (expense)                              (2.3)
Gain on disposal of financial fixed assets                    -

Income from ordinary activities before tax                (80.9) -107%
Taxation                                                  (27.0)
Group income after taxation                               (53.9) -109%
Minority interest                                         (17.7)
Net income (loss)                                         (36.2) -107%

Net income (loss) from ordinary activities before
 impairment charges and before exceptional expense
 relating to provision NYSE/SEC                             5.5   -22%
Impairment charges after tax                              (19.9)
Exceptional expense relating to provision NYSE/SEC
 after tax                                                (21.8)
Net income (loss) from ordinary activities                (36.2) -107%
Dividends on financing preferred shares                    (2.2)
Net income (loss) from ordinary activities
 attributable to holders of common shares                 (34.0) -106%
Cash earnings attributable to holders of common
 shares                                                    21.5   -71%
Average number of common shares outstanding          37,539,057     0%
Diluted average number of common shares outstanding  37,539,057     0%
Per share data:
Net income (loss) from ordinary activities before
 impairment charges and before exceptional expense
 relating to provision NYSE/SEC per common share           0.21   -53%
Diluted net income (loss) from ordinary activities
 before impairment charges and before exceptional
 expense relating to provision NYSE/SEC per common
 share                                                     0.21   -53%
Net income (loss) from ordinary activities per common
 share                                                    (0.91) -106%
Diluted net income (loss) from ordinary activities
 per common share                                         (0.91) -106%
Cash earnings per share (Cash EPS)                         0.57   -71%
Diluted Cash EPS                                           0.57   -71%
---------------------------------------------------------------- -----
a) adjusted for purposes of comparison
--------------------------------------------------------- ------ -----


--------------------------------------------------- ------ ------ ----
Van der Moolen Holding N.V.                             Q1     Q1    %
Revenue breakdown in millions of Euros                      2003
                                                     2004      a)
--------------------------------------------------- ------ ------ ----
VDM Specialists                                      28.8   38.0
Net gain on principal transactions                   20.8   29.5  -29%
Commissions                                           6.5    7.0   -7%
Other                                                 1.5    1.5    0%
US Option Business                                   (0.2)   0.2  200%
European Trading                                      6.9    8.5  -19%
Unallocated and Holding                               0.4    1.7  -76%
--------------------------------------------------- ------ ------ ----
Total revenues                                       35.9   48.4  -26%
--------------------------------------------------- ------ ------ ----

--------------------------------------------------- ------ ------ ----
Van der Moolen Holding N.V.                             Q1     Q1    %
Operating income before amortization of intangible   2004   2003
 fixed assets, before impairment and before                    a)
 exceptional expense relating to provision NYSE/SEC
 , breakdown in millions of Euros
--------------------------------------------------- ------ ------ ----
VDM Specialists                                      13.5   18.5  -27%
US Option Business                                   (1.2)  (2.5)  52%
European Trading                                      1.3    0.4  225%
Unallocated and Holding                              (2.3)  (2.0) -15%
--------------------------------------------------- ------ ------ ----
Total operating income before amortization of
 intangible fixed assets, before impairment and
 before exceptional expense relating to provision
 NYSE/SEC                                            11.3   14.4  -22%
--------------------------------------------------- ------ ------ ----

--------------------------------------------------- ------ ------ ----
VDM Specialists (VDMS)                                  Q1     Q1
Key figures (Dutch GAAP)                                    2003
                                                     2004      a)
--------------------------------------------------- ------ ------ ----
VDM Specialists revenues ($ million)                 36.0   40.7
Net gain on principal transactions                   26.0   31.6
Commissions                                           8.1    7.5
Other                                                 1.9    1.6
Total value of trading on NYSE ($ billion)          2,971  2,173
Value of trading in VDMS assignments ($ billion)      346    238
VDMS market share in dollar value NYSE               11.6%  11.0%
VDMS value of principal shares traded ($ billion)      88     76
Participation rate                                   25.3%  31.7%
VDMS net gain on principal transactions ($ million)  26.0   31.6
Realization rate (basis points)                       3.0    4.2
--------------------------------------------------- ------ ------ ----
Source: NYSE, Van der Moolen

a) adjusted for purposes of comparison



--------------------------------------------------------- ------ -----
Van der Moolen Holding N.V.                                   Q4     %
Revenue breakdown in millions of Euros                     2003
--------------------------------------------------------- ------ -----
VDM Specialists                                            27.3
Net gain on principal transactions                         19.2     8%
Commissions                                                 6.3     3%
Other                                                       1.8   -17%
US Option Business                                          0.4  -150%
European Trading                                            5.3    30%
Unallocated and Holding                                     2.5   -84%
--------------------------------------------------------- ------ -----
Total revenues                                             35.5     1%
--------------------------------------------------------- ------ -----

--------------------------------------------------------- ------ -----
Van der Moolen Holding N.V.                                   Q4     %
Operating income before amortization of intangible fixed
 assets, before impairment and before exceptional expense
 relating to provision NYSE/SEC , breakdown in millions
 of Euros                                                  2003
--------------------------------------------------------- ------ -----
VDM Specialists                                            16.1   -16%
US Option Business                                         (2.6)   54%
European Trading                                           (3.0) -143%
Unallocated and Holding                                     2.6
--------------------------------------------------------- ------ -----
Total operating income before amortization of intangible
 fixed assets, before impairment and before exceptional
 expense relating to provision NYSE/SEC                    13.1   -14%
--------------------------------------------------------- ------ -----

--------------------------------------------------------- ------ -----
VDM Specialists (VDMS)                                        Q4
Key figures (Dutch GAAP)                                   2003
--------------------------------------------------------- ------ -----
VDM Specialists revenues ($ million)                       32.4
Net gain on principal transactions                         22.9
Commissions                                                 7.4
Other                                                       2.1
Total value of trading on NYSE ($ billion)                2,546
Value of trading in VDMS assignments ($ billion)            294
VDMS market share in dollar value NYSE                     11.6%
VDMS value of principal shares traded ($ billion)            76
Participation rate                                         26.0%
VDMS net gain on principal transactions ($ million)        22.9
Realization rate (basis points)                             3.0
--------------------------------------------------------- ------ -----
Source: NYSE, Van der Moolen

a) adjusted for purposes of comparison


     Van der Moolen Holding N.V.
      Consolidated Balance Sheet
       (Dutch GAAP, unaudited)

-------------------------------------- ------ -------------- ---------
(amounts in millions of Euros)        March 31, 2004 December 31, 2003
----------------------------------------------------------------------
Assets
Fixed assets
Intangible fixed assets                 85.4           83.5
Tangible fixed assets                    6.0            6.3
Financial fixed assets                 103.8          104.1
                                       ------       --------
                                              195.2             193.9
Current assets
Long positions securities              106.7          302.0
Clearing organizations and
 professional parties                   54.6           93.5
Accrued income and other receivables    42.5           33.4
Cash and cash-equivalents              271.3          261.6
                                       ------       --------
                                              475.1             690.5
-------------------------------------- ------ -------------- ---------
Total assets                                  670.3             884.4
-------------------------------------- ------ -------------- ---------

Shareholders' equity and liabilities
Shareholders' equity                   209.0          201.5
Minority interest                       35.1           33.0
                                       ------       --------
Group equity                                  244.1             234.5
Provisions
Deferred tax liabilities                 6.2            4.7
Other provisions                        48.3           44.6
                                       ------       --------
                                               54.5              49.3
Long-term liabilities
Subordinated debt                      148.4          151.7
Long-term debt                           1.7            2.0
                                       ------       --------
                                              150.1             153.7
Short-term liabilities
Short positions securities             118.1          259.7
Clearing organizations and
 professional parties                    6.5           77.9
Short-term loans                        48.8           48.3
Advanced by clearing organizations      18.0           25.2
Accrued expenses and other liabilities  30.2           35.8
                                       ------       --------
                                              221.6             446.9
-------------------------------------- ------ -------------- ---------
Total shareholders' equity and
 liabilities                                  670.3             884.4
-------------------------------------- ------ -------------- ---------


-------------------------------------- ------ -------------- ---------
Guarantee capital                             392.5             386.2
-------------------------------------- ------ -------------- ---------


                     Van der Moolen Holding N.V.
      Consolidated statement of cash flow/ Movement schedule of
                          shareholders'equity
                       (Dutch GAAP, unaudited)
Consolidated statement of cash flow
------------------------------------------------------- ------- ------
(Amounts in millions of Euros)                             3 months
                                                            2004
------------------------------------------------------- --------------
Cash flow from operating activities
Net income                                                 2.7
Net gain on disposal of financial fixed assets               -
Minority interest                                          2.1
Depreciation and amortization of fixed assets              1.3
Change deferred taxation                                   1.4
Change in provisions                                       2.2
Change in working capital                                  4.2
                                                                ------
                                                                 13.9
Cash flow from investing activities
Investments in tangible fixed assets                      (0.5)
Disposals of tangible fixed assets                         0.1
Divestments group companies, less cash balances held       2.7
Divestments and repayments of financial fixed assets       2.8
                                                                ------
                                                                  5.1
Cash flow from financing activities
Net change in subordinated debt and long-term
 liabilities                                              (0.3)
Net change of short-term loans                            (8.2)
Purchase of common shares                                    -
Dividend payment                                          (0.7)
Net change in minority interest                           (1.1)
                                                                ------
                                                                (10.3)
Currency exchange differences on cash and cash-equivalents, net
 of amounts advanced by clearing organizations                    8.2

Change in cash and cash-equivalents, net of amounts advanced by
 clearing organizations                                          16.9

Cash and cash-equivalents, net of amounts advanced by clearing
 organizations at January 1,                                    236.4

                                                                ------
Cash and cash-equivalents, net of amounts advanced by clearing
 organizations at March 31,                                     253.3
--------------------------------------------------------------- ------
Movement in shareholders' equity
------------------------------------------------------- ------- ------
(Amounts in millions of euros)                            3
                                                         months
                                                          2004
------------------------------------------------------- ------- ------

Shareholders' equity at January 1                               201.5
Currency exchange differences                              5.5
Net income for the period January 1 - March 31             2.7
Preferred dividend for the period January 1 - March 31    (0.7)
Purchase of common shares                                    -
                                                                ------
                                                                  7.5
                                                                ------
Shareholders' equity at March 31                                209.0
------------------------------------------------------- ------- ------
1) adjusted for purposes of comparison


                     Van der Moolen Holding N.V.
      Consolidated statement of cash flow/ Movement schedule of
                          shareholders'equity
                       (Dutch GAAP, unaudited)
Consolidated statement of cash flow
------------------------------------------------------- ------- ------
(Amounts in millions of Euros)                             3 months
                                                           2003 a)
------------------------------------------------------- --------------
Cash flow from operating activities
Net income                                                 7.9
Net gain on disposal of financial fixed assets            (1.9)
Minority interest                                          3.2
Depreciation and amortization of fixed assets              2.2
Change deferred taxation                                   1.4
Change in provisions                                         -
Change in working capital                                (70.5)
                                                                ------
                                                                (57.7)
Cash flow from investing activities
Investments in tangible fixed assets                      (0.1)
Disposals of tangible fixed assets                           -
Divestments group companies, less cash balances held         -
Divestments and repayments of financial fixed assets       3.0
                                                                ------
                                                                  2.9
Cash flow from financing activities
Net change in subordinated debt and long-term
 liabilities                                              (0.3)
Net change of short-term loans                            29.7
Purchase of common shares                                 (4.3)
Dividend payment                                          (0.7)
Net change in minority interest                           (4.2)
                                                                ------
                                                                 20.2
Currency exchange differences on cash and cash-
 equivalents, net of amounts advanced by clearing
 organizations                                                  (14.3)

Change in cash and cash-equivalents, net of amounts
 advanced by clearing organizations                             (48.9)

Cash and cash-equivalents, net of amounts advanced by
 clearing organizations at January 1,                           291.5

                                                                ------
Cash and cash-equivalents, net of amounts advanced by
 clearing organizations at March 31,                            242.6
--------------------------------------------------------------- ------
Movement in shareholders' equity
------------------------------------------------------- ------- ------
(Amounts in millions of euros)                            3
                                                         months
                                                          2003
------------------------------------------------------- ------- ------

Shareholders' equity at January 1                               312.2
Currency exchange differences                            (13.7)
Net income for the period January 1 - March 31             7.9
Preferred dividend for the period January 1 - March 31    (0.7)
Purchase of common shares                                 (4.3)
                                                                ------
                                                                (10.8)
                                                                ------
Shareholders' equity at March 31                                301.4
------------------------------------------------------- ------- ------
a) adjusted for purposes of comparison


                     Van der Moolen Holding N.V.
                 Net income and shareholders' equity
                         (US GAAP, unaudited)

---------------------------------------- ----------- ----------- -----
 (amounts  in millions of Euros)         Q1          Q1              %
                                         2004        2003
---------------------------------------- ----------- ----------- -----
Net income (loss) in accordance with
 Dutch GAAP                                     2.7         7.9   -66%
Adjustments to reported net income
Amortization of intangible fixed assets        (0.7)       (0.4)
Impairment of intangible fixed assets             -           -
Pensions                                          -           -
Stock options                                  (0.6)       (1.3)
Other                                             -        (1.0)
Taxation                                       (0.9)       (1.2)

                                         ----------- -----------

Net income (loss) in accordance with US
 GAAP                                           0.5         4.0   -88%
Dividend on financing preferred shares         (0.7)       (0.7)
Net income (loss) in accordance with US
 GAAP attributable to common shares            (0.2)        3.3  -106%
Average number of common shares
 outstanding                             37,537,100  38,225,334
Diluted average number of common shares
 outstanding                             37,537,100  38,225,334
----------------------------------------
 (amounts in euros)

----------------------------------------
Net income (loss) from ordinary
 activities per common share in
 accordance with Dutch GAAP                    0.05        0.19   -72%
Basic earnings (loss) per common share
 in accordance with US GAAP                   (0.01)       0.09  -106%
Diluted net income (loss) from ordinary
 activities per common share in
 accordance with Dutch GAAP                    0.05        0.19   -72%
Diluted earnings (loss) per common share
 in accordance with US GAAP                   (0.01)       0.09  -106%
---------------------------------------- ----------- ----------- -----

---------------------------------------- ----------- ----------- -----
(amounts in millions of Euros)           Q1          Q1              %
                                         2004        2003
---------------------------------------- ----------- ----------- -----
Depreciation and amortization fixed
 assets in accordance with US GAAP
Depreciation                                    0.5         0.7
Amortization of intangible fixed assets         1.4         1.7

                                         ----------- -----------
Total depreciation and amortization
 fixed assets in accordance with US GAAP        1.9         2.4   -21%
---------------------------------------- ----------- ----------- -----

---------------------------------------- ----------- ----------- -----
(amounts in millions of Euros )           March 31,   Dec. 31,
                                               2004        2003
---------------------------------------- ----------- ----------- -----

Shareholders' equity in accordance with
 Dutch GAAP                                   209.0       201.5

Adjustments to reported shareholders'
 equity
Goodwill and specialist assignments           157.4       152.7
Pensions                                        8.0         8.0
Taxation                                      (17.3)      (15.3)
Other                                             -           -
---------------------------------------- ----------- ----------- -----
Shareholders' equity in accordance with
 US GAAP                                      357.1       346.9
---------------------------------------- ----------- ----------- -----


                     Van der Moolen Holding N.V.
                 Net income and shareholders' equity
                         (US GAAP, unaudited)

---------------------------------------------------- ----------- -----
 (amounts  in millions of Euros)                     Q4              %
                                                     2003
---------------------------------------------------- ----------- -----
Net income (loss) in accordance with Dutch GAAP           (36.2) -107%
Adjustments to reported net income
Amortization of intangible fixed assets                    (0.4)
Impairment of intangible fixed assets                     (35.8)
Pensions                                                    0.1
Stock options                                              (0.8)
Other                                                      (1.1)
Taxation                                                    6.2

                                                     -----------

Net income (loss) in accordance with US GAAP              (68.0) -101%
Dividend on financing preferred shares                      2.2
Net income (loss) in accordance with US GAAP
 attributable to common shares                            (65.8) -100%
Average number of common shares outstanding          37,539,057
Diluted average number of common shares outstanding  37,539,057
----------------------------------------------------
 (amounts in euros)

----------------------------------------------------
Net income (loss) from ordinary activities per
 common share in accordance with Dutch GAAP               (0.91) -106%
Basic earnings (loss) per common share in accordance
 with US GAAP                                             (1.75) -100%
Diluted net income (loss) from ordinary activities
 per common share in accordance with Dutch GAAP           (0.91) -106%
Diluted earnings (loss) per common share in
 accordance with US GAAP                                  (1.75) -100%
---------------------------------------------------- ----------- -----

---------------------------------------------------- ----------- -----
(amounts in millions of Euros)                       Q4              %
                                                     2003
---------------------------------------------------- ----------- -----
Depreciation and amortization fixed assets in
 accordance with US GAAP
Depreciation                                                1.3
Amortization of intangible fixed assets                     1.5

                                                     -----------
Total depreciation and amortization fixed assets in
 accordance with US GAAP                                    2.8   -32%
---------------------------------------------------- ----------- -----

----------------------------------------------------
(amounts in millions of Euros )

----------------------------------------------------

Shareholders' equity in accordance with Dutch GAAP

Adjustments to reported shareholders' equity
Goodwill and specialist assignments
Pensions
Taxation
Other
----------------------------------------------------
Shareholders' equity in accordance with US GAAP
----------------------------------------------------


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             +31 (0)20 535 6789

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     VAN DER MOOLEN HOLDING N.V.

         Date: April 22, 2004        By: /s/ Friedrich M.J. Bottcher
                                         ---------------------------

                                     name: Friedrich M.J. Bottcher
                                     title: Chairman of the Executive Board

                                     By: /s/ Frank F. Dorjee
                                         ---------------------------

                                     name: Frank F. Dorjee
                                     title: Chief Financial Officer
                                        Member of the Executive Board

                                     By: /s/ James.P. Cleaver, Jr.
                                         ----------------------------

                                     name : James P. Cleaver, Jr.
                                     title: Member of the Executive Board

                                     By: /s/ Casper F. Rondeltap
                                         ----------------------------
                                     name : Casper F. Rondeltap
                                     title: Member of the Executive Board


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